UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No. 001-42453

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On December 26, 2025, Park Ha Biological Technology Co., Ltd. (the “Company”) held the 2025 Extraordinary General Meeting (the “Meeting”) at 10 a.m., local time, at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, People’s Republic of China 214000. Each Class A ordinary share entitles the holder thereof to one vote and each Class B ordinary share entitles the holder thereof to 20 votes for every fully paid share of which he is the holder.

Holders of a total of 2,982,543 Class A ordinary shares and 19,050,000 Class B ordinary shares, out of a total of 14,824,403 Class A ordinary shares and 19,050,000 Class B ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of two shareholders entitled to vote and present at the meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) at the Meeting as of the record date of November 21, 2025 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. INCREASE OF SHARE CAPITAL.

It was approved to increase the Company’s share capital by US$2,700,000.00 such that the Company will be authorized to issue US$3,000,000 divided into 150,000,000,000 ordinary shares of par value US$0.00002 each, divided into 120,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share (the “Class A Ordinary Shares”), and 30,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share (the “Class B Ordinary Shares”).

For	Against	Abstain
383,634,298	344,106	4,135

2. AMENDMENT AND RESTATEMENT OF THE COMPANY’S CURRENT AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

It was approved to amend and restate the Company’s current amended and restated memorandum and articles of association by adoption of the New Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit 3.1 to reflect the change in the authorized share capital.

For	Against	Abstain
383,634,093	344,312	4,135

The foregoing description of the amendments is qualified in its entirety by reference to the full text of the New Amended and Restated Memorandum and Articles of Association, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

3. THE SHARE CONSOLIDATION.

It was approved that a share consolidation (the “Share Consolidation”) of the Company’s authorized issued and unissued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for- two hundred and fifty (250), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion to be effective on a date as may be determined by the Board and announced by the Company no later than the first anniversary of the Record Date. Such post-consolidated Class A Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class A Ordinary Shares and such post-consolidated Class B Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class B Ordinary Shares as set out in the Company’s New Amended and Restated Memorandum and Articles of Association in effect at the time of effective date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share at the participant level; the Company’s Board shall determine such effective date in its discretion and attend to any consequential amendments or filings required to be made in connection with the New Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
383,710,490	268,949	3,100

Exhibits

Exhibit No.	Exhibit
3.1	Form of Amended and Restated Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 30, 2025

Park Ha Biological Technology Co., Ltd.

By:	/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer and Chairperson of the Board

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